FOR IMMEDIATE RELEASE

Thursday, May 4, 2006

(No.2006-05-07)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q1 2006

Victoria, British Columbia, Canada – Thursday, May 4, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce its first quarter results for the three months ended March 31, 2006 and 2005.

Highlights for the quarter:

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Record Q1 2006 revenues of $12,693,769, representing a 161% increase over 2005

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Record Q1 2006 orders booked of $14,010,463

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Record order backlog at the end of Q1 in the amount of $6,060,973

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Q1 2006 gross margins at 35%, compared to 31% for Q4 2005

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Q1 2006 EBITA in the amount of $128,249

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Q1 2006 net earnings (loss) in the amount of $(23,290)

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Completion of 28,000 square foot manufacturing and warehousing facility expansion in Victoria, BC

Summary of Results

Carmanah’s performance in the first quarter of 2006 was as per management’s expectations.  Fiscal 2006 is the first fully-integrated year after last summer’s acquisition of Soltek Powersource Ltd. (“SPS”).  Carmanah management continues to focus on aggressive organic growth, positively-trending gross margins, operational expense discipline and continued profitability.  The Company’s Q1 2006 results demonstrate early success for each of the above objectives.

“We are very pleased with Carmanah’s current sales momentum”, states Art Aylesworth, Carmanah’s CEO.  “In Q1 2006, the Company booked a record $14 million in orders, which demonstrates continued strength in organic growth.  The loss of three weeks manufacturing time impacted invoiced sales during the quarter, but our manufacturing facility expansion is complete and the resulting improvements to capacity and efficiency will provide measurable benefits in the quarters and years ahead.”

Q1 2006 gross margins made a strong recovery over Q4 2005 and management is committed to the continuation of this trend.

In Q1 2006, another milestone in Carmanah’s evolution was achieved as the Company graduated from the TSX Venture Exchange to the TSX Toronto Stock Exchange.  It is anticipated that this move and the related non-recurring expense of $117,000 will broaden the potential institutional shareholder base and introduce Carmanah to a wider audience.

“Q1 2006 is encouraging in terms of future outlook,” states Aylesworth.  “We remain confident that we will achieve our profitability objectives for fiscal 2006.”

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in a broadening of the Company's business activities to include the design, manufacture and/or distribution of three technology groups:  solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of

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Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

renewable energy system solutions for industrial, residential and recreational power applications.  The LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's total revenues for the three months ended March 31, 2006 were $12,693,769, representing a 161% increase over the same period in 2005 at $4,849,542.

Contributions from the Solar LED Lighting Group were $5,327,000 in Q1 2006, representing an increase of $1,883,819 (55%) over Q1 2005 at $3,443,181.  Sales momentum for the Solar LED Group continued, with orders booked in the quarter in excess of $5,856,466, resulting in a record backlog of $3,498,084.  Deliveries in Q1 2006 were significantly impacted by a three-week disruption to manufacturing and shipping while equipment was relocated, reconstructed and tested at the Company’s new production facility.  Contributions from the Power Systems Group, acquired in July, 2005, amounted to $6,321,065 in Q1 2006; this group has no comparatives to Q1 2005.  Deliveries for this Group were also impacted by the relocation of the manufacturing and warehousing facilities in Victoria.  The Power Systems Group ended Q1 2006 with a sales order backlog of $1,732,440.

Contributions from the LED Sign Group were $896,054 in sales for Q1 2006, compared to $1,406,361 for Q1 2005.  A significant portion of revenues achieved by this Group are through larger orders, and therefore quarter-over-quarter results may vary significantly.  Management remains comfortable with the 2006 budgeted revenues for this Group.  The LED Sign Group ended Q1 2005 with a sales order backlog of $830,449.

A summary of contributions from each of Carmanah’s technology groups is as follows:

Segmented Sales Summary		Three months ended March 31,
	2006	2005
Solar LED Lighting Group	$5,327,000	$3,443,181
Solar Power Systems Group	$6,321,065	$-
LED Sign Group	$896,054	$1,406,361
Other income	$149,650	$-
	$12,693,769	$4,849,542

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q1 2006 was $8,224,212 (65% of sales), resulting in a gross profit margin of 35%, trending upward from 31% in Q4 2005.  When compared on a year-over-year basis, prior to the acquisition of SPS, the gross profit margin was 52%.  The shift in Carmanah's gross margin is primarily due to the contribution by the Solar Power Systems Group during Q1 2006 ($6,321,065 at 27% gross margin) which has no comparatives for Q1 2005.

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Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

As a percentage of revenue, wages and administration expenses for the three months ended March 31, 2006 were 20%, compared to 21% for the same period in 2005.  Management is committed to and anticipates wages and benefits will continue to decline as a percentage of revenue in the quarters ahead.

Wage and benefit expenses for Q1 2006 increased 150% to $2,579,968, compared with $1,030,499 for Q1 2005.  This increase is due to $977,160 in additional wage expenses resulting from the acquisition of the Solar Power Systems Group and $344,166 in additional sales, marketing, finance and administrative staff in support of overall sales growth.

In Q1 2006, stock-based compensation expenses amounted to $203,328 compared to $62,775 for Q1 2005.

Office and Administration

As a percentage of revenue, office and administration expenses for Q1 2006 were 6%, compared to 9% for Q1 2005.

Office and administration expenses in Q1 2006 were $809,519, representing an 80% increase over Q1 2005 of $450,890.  The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives in Q1 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

Additional office and administration expenses were incurred with the expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

The Company also saw a one-time expense in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange in Q1 2006.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q1 2006 were 4% compared to 7% for Q1 2005.

Sales and marketing expenses for Q1 2006 were $525,295, representing a 47% increase over Q1 2005 of $357,625.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group's customers and verticals.

The Company attended 31 tradeshows and industry conferences in Q1 2006, compared with 19 similar events in Q1 2005.

Research and Development

As a percentage of revenue, gross research and development expenses for Q1 2006 were 5%, compared to 7% for Q1 2005.

During Q1 2006, gross research and development expenses were $552,267, compared to $363,225 for Q1 2005.  In Q1 2006, Carmanah reduced its gross research and development expenses by applying $200,148 in SR&ED investment tax credits, resulting in net research and development expenses of $352,119.  Carmanah will continue to aggressively invest in research and development devoted to new product development, cost reduction initiatives and existing product enhancements.

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Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Income Tax

Income tax expense for Q1 2006 totaled $48,951.  This amount is comprised of current tax expense of $219,219 and future income tax recovery of $170,268.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.  The future income tax recovery of $170,268 recognizes the availability of future tax deductions and was increased by $38,768, as a result of the utilization of tax losses previously assumed to have expired.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q1 2006 were $128,249, compared to $306,572 for Q1 2005.

Net earnings (loss) for Q1 2006 were $(23,290) compared with $263,422 for Q1 2005.  The loss for the period was the result of:

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lower orders delivered due to production and shipping down time during the relocation to the new manufacturing facility;

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a stock-based compensation expense of $203,328;

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an expense of $117,000 related to Carmanah’s graduation to the TSX Toronto Stock Exchange.

Balance Sheet Highlights

Carmanah's cash, cash equivalents, and short-term investments at Q1 2006 were $7,741,543, compared to $11,662,214 for Q4 2005.  Net cash usage from operations was $3,669,314 for Q1 2006.  The Company invested in its inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply.

Carmanah invested $593,273 in leasehold improvements and equipment during Q1 2006, with the majority of this investment being attributed to setup and completion of the Company’s new production and warehousing facility.

Net working capital as at March 31, 2006 was $26,210,185 with a current ratio of 4:1 and $14,444 of non-current lease obligations.

Subsequent Events

Subsequent to the end of Q1 2006, Carmanah issued final payment to the vendors of SPS.  Pursuant to the terms of the share purchase agreement, the SPS vendors were entitled to an additional payment in the form of shares and warrants if SPS met certain performance criteria by December 31, 2005.  The performance criteria were met, and accordingly, the obligation in the amount of $2,631,580 to the SPS shareholders was accrued for by the Company at December 31, 2005.  The Company is issuing 751,876 shares to the SPS shareholders and the 300,000 warrants now eligible for exercise as per the terms of the agreement.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

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Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

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Phone (250) 380-0052   Toll Free 1-800-665-3749

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CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,511,543	$1,882,214
Short-term investments	6,230,000	9,780,000
Accounts receivable, net	10,293,540	8,675,270
Inventories	14,406,832	11,012,640
Prepaid expenses and deposits	2,178,096	705,073
	34,620,011	32,055,197
Equipment and leasehold improvements, net	2,567,322	2,096,254
Intangible assets, net	1,275,030	1,325,055
Goodwill	12,330,543	12,330,543
Future income taxes	1,127,660	985,500
	$51,920,566	$48,792,549
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,148,018	$5,268,246
Bank loan	97,749
Income taxes payable	156,871	434,636
Current portion of obligations under capital leases	12,966	19,990
	8,415,604	5,722,872
Obligations under capital leases	14,444	14,991
Obligation to former shareholders of SPS to be settled in shares	2,631,580	2,631,580
	11,061,628	8,369,443
Shareholders’ equity:
Share capital	39,054,596	38,772,138
Contributed surplus	1,469,054	1,292,390
Retained earnings	335,288	358,578
	40,858,938	40,423,106
	$51,920,566	$48,792,549

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Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

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CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	2006	2005
Sales	$12,693,769	$4,849,542
Cost of sales	8,224,212	2,322,113
	4,469,557	2,527,429
Operating expenses:
Wages and benefits	2,579,968	1,030,499
Office and administration	809,519	450,890
Sales and marketing	525,295	357,625
Research and development	352,119	363,225
Bank charges	74,407	18,618
Amortization of:
Equipment and leasehold improvements	122,205	74,691
Intangible assets	59,859	10,869
	4,523,372	2,306,417
Operating income (loss)	(53,815)	221,012
Other income:
Interest and other income	79,476	42,410
Earnings before income taxes	25,661	263,422
Income tax expense (recovery)
Current	219,219	114,000
Future	(170,268)	(114,000)
	48,951	-
Net earnings (loss) for the period	(23,290)	263,422
Retained earnings (deficit), beginning of period	358,578	(322,384)
Retained earnings (deficit), end of period	$335,288	$(58,962)
Earnings (loss) per share:
Basic	$(0.001)	$0.008
Diluted	(0.001)	0.008
Weighted average number of shares outstanding:
Basic	40,528,173	32,239,501
Diluted	40,528,173	34,202,496

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CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three months ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	2006	2005
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(23,290)	$263,422
Items not involving cash:
Amortization	182,064	85,560
Reclassification of previously recorded share issuance costs	117,000	-
Stock-based compensation	203,328	62,775
Future income taxes (recovery)	(170,268)	-
Net changes in non-cash working capital	(3,883,478)	(255,797)
	(3,574,644)	173,416
Investing:
Short-term investments	3,550,000	-
Purchase of equipment and leasehold improvements	(593,242)	(214,273)
Purchase of intangible assets	(9,834)	(20,201)
	2,946,924	(234,474)
Financing:
Proceeds on share issuance	201,794	1,085,620
Share issuance costs	(34,923)	-
Bank loan	97,749	-
Principal payments of obligations under capital leases	(7,571)	(6,311)
	257,049	1,079,309
Increase (decrease) in cash and cash equivalents	(370,671)	1,018,251
Cash and cash equivalents, beginning of period	1,882,214	901,411
Cash and cash equivalents, end of period	$1,511,543	$1,919,662
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$21,495	$491
Income taxes paid	300,000
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs		38,198

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Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com